Exhibit 4.40
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Chubb Limited (“Chubb”) has 7 classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) our Common Shares; and (2) our guarantee of the following Senior Notes issued by Chubb INA Holdings Inc. (“Chubb INA”), a wholly owned subsidiary of Chubb: (i) 0.30 percent Notes due 2024; (ii) 0.875 percent Notes due 2027; (iii) 1.55 percent Notes due 2028; (iv) 0.875 percent Notes due 2029; (v) 1.40 percent Notes due 2031; and (vi) 2.50 percent Notes due 2038. Each of Chubb’s securities registered under Section 12 of the Exchange Act are listed on The New York Stock Exchange.

DESCRIPTION OF COMMON SHARES

The following description is a summary of the material terms of our common shares. Because it is only a summary, it may not contain all of the information that may be important to you, and should be read in conjunction with our Articles of Association, as amended and restated, our Organizational Regulations, as amended and applicable Swiss law.

Chubb’s Capital Structure

Chubb’s common shares are registered shares with a par value of CHF 24.15 per share. The common shares rank pari passu in entitlement to dividends, liquidation proceeds in case of a liquidation of Chubb and pre-emptive rights. Chubb does not have any shares carrying preferential rights.

The amount of authorized share capital that Chubb has authority to issue for general purposes is approved by Chubb’s shareholders and is set forth in Chubb’s Articles of Association. Under Swiss law, shareholder authorization for share capital only lasts for two years. In addition, Chubb’s Articles of Association provides for conditional share capital for issuance upon the exercise of conversion and/or option or warrant rights granted in connection with bonds, notes or similar instruments, issued or to be issued by Chubb or by subsidiaries of Chubb, including convertible debt instruments or in connection with the exercise of option rights granted to any employee of Chubb or a subsidiary, and any consultant, director, or other person providing services to Chubb or a subsidiary.

Chubb’s common shares are listed on the New York Stock Exchange under the symbol “CB.” Its common shares currently issued and outstanding are fully paid and non-assessable, which means that its common shares are paid for in full at the time they are issued, and, once its common shares are paid for in full, there is no further liability for further assessment or taxation.

Voting Rights

Each share is entitled to one vote subject to certain limitations. Shareholders of record have the right to grant their voting proxy directly to the independent proxy or to grant a written proxy to any person, who does not need to be a shareholder, or to vote in person at the shareholders’ meeting (Chubb’s supreme body). The independent proxy is obliged to exercise the voting rights granted by shareholders in accordance with shareholder instructions.

Under Chubb’s Articles of Association, resolutions generally require the approval of a simple majority of the votes cast at the shareholders’ meeting (not counting abstentions, broker non-votes, blank or invalid ballots), each share granting the right to one vote. Shareholders resolutions requiring a vote by simple majority include certain amendments to Chubb’s Articles of Association, elections of directors and statutory auditors, approval of the annual report and the consolidated financial statements, setting the annual dividend, decisions to discharge directors and management from liability for matters disclosed to the shareholders’ meeting and the ordering of an independent investigation into the specific matters proposed to the shareholders’ meeting (Sonderprüfung).

The approval of at least two-thirds of the votes represented at a shareholders’ meeting will be, however, required for resolutions with respect to:

•a modification of the purpose of Chubb;
•creation of privileged voting shares;
•restrictions on the transfer of registered shares and the removal of such restrictions;
•restrictions on the exercise of the right to vote and the removal of such restrictions;
•an authorized or conditional increase in share capital;
•an increase in share capital through the conversions of capital surplus, through a contribution in kind or in exchange for an acquisition of assets, or a grant of special benefits upon a capital increase;
•restriction or denial of pre-emptive rights;
•a change of the place of incorporation of Chubb;
•conversion of registered shares into bearer shares and vice versa;
•dissolution of Chubb followed liquidation;
•the dismissal of the members of the Board of Directors according to art. 705 para. 1 of the Swiss Code of Obligations;
•the amendment or elimination of the provisions of article 8 (shareholder's register, transfer restrictions), article 14 (voting rights and shareholder proxies) and article 15 (independent proxy and additional rules on proxies) and article 16 (resolutions) of the Articles of Association; and
•any changes to the two-thirds voting requirement to the extent permitted by mandatory law.

Pursuant to the Swiss Federal Merger Act, special quorum rules apply by law to a merger (Fusion) (including a possible squeeze-out merger), de-merger (Spaltung) or conversion (Umwandlung) of a company.

Except as noted below, Chubb’s Articles of Association confer on the holders of shares equal rights, including equal voting and equal financial rights, with each share carrying one vote at Chubb’s shareholders’ meetings.

To be able to exercise voting rights, holders of the shares must apply to Chubb for enrollment in its share register (Aktienregister) as shareholders with voting rights. Registered holders of shares may obtain the form of declaration from Chubb’s transfer agent. Cede & Co., as nominee of The Depository Trust Company, or DTC, will make such declaration with respect to shares held in “street name.” Purchasers of shares will be required to disclose their name and address and that they have acquired their shares in their name and for their account in order to be recorded in Chubb’s share register as shareholders with voting rights. As discussed under “Transfer of Shares,” registration with voting rights has some restrictions.

Persons not expressly declaring themselves to be holding shares for their own account in the application for entry in the share register will not be registered as shareholders with voting rights. Certain exceptions exist with regard to nominees.

Legal entities or partnerships or other associations or joint ownership arrangements which are linked through capital ownership or voting rights, through common management or in like manner, as well as individuals, legal entities or partnerships (especially syndicates) which act in concert with intent to evade the entry restrictions are considered as one shareholder or nominee.

Failing registration as shareholders with voting rights, registered shareholders may not participate in or vote at Chubb’s shareholders’ meetings, but will be entitled to dividends, preemptive rights and liquidation proceeds. Only shareholders that are registered as shareholders with voting rights on the relevant record date are permitted to participate in and vote at a general shareholders’ meeting. However, Chubb’s common shares that are beneficially held do not need to be re-registered into the name of the beneficial owners in order to vote.

Notwithstanding the above, if and so long as the Controlled Shares (as defined below) of any individual or legal entity constitute ten percent or more of the registered share capital recorded in the commercial register, such individual or legal entity shall be entitled to cast votes at any ordinary or extraordinary shareholders’ meeting in the aggregate equal to the number (rounded down to the nearest whole number) obtained from following formula: (T ÷ 10) - 1, where “T” is the aggregate number of votes conferred by all the registered share capital recorded in the commercial register. “Controlled Shares” are all shares of Chubb directly, indirectly or constructively owned or beneficially by such individual or entity.

Chubb’s common shares have noncumulative voting rights, which means that the holders of a majority of its common shares cast may elect all of its directors, and, in this event, the holders of the remaining shares will not be able to elect any directors. Chubb’s directors are elected for one-year terms. Directors may be removed without cause at any time and with immediate effect by resolution of the shareholders at an ordinary or extraordinary shareholders’ meeting.

Dividend Rights

Under Swiss law, shareholders must approve in advance dividend distributions, though the determination of the record and payment dates may be delegated to the Board of Directors. In order to maintain the practice of quarterly dividends that Chubb established many years ago prior to becoming a Swiss company, Chubb asks its shareholders annually to approve an annual dividend distribution to be paid in four quarterly installments on dates determined by its Board of Directors.

Although dividend distributions are approved by shareholders as denominated in Swiss francs, payments of such dividend distributions to shareholders are made in U.S. dollars. To limit shareholder exposure to fluctuations in the U.S. dollar/Swiss franc exchange rate, the per share amount of each quarterly installment is either defined in U.S. dollars or paid pursuant to a formula which ensures that the U.S. dollar amount of such installment remains constant through appropriate adjustment of the Swiss francs amount, in each case subject to a cap expressed in Swiss francs that is approved by shareholders.

Under Swiss law, dividends (other than through reductions in par value) may be paid out only if the corporation has sufficient distributable profits from previous business years, or if the reserves of the corporation are sufficient to allow distribution of a dividend. The board of directors of a Swiss corporation may propose that a dividend be paid, but cannot itself authorize the dividend independently from a shareholders’ authorization of a maximum amount. The company auditors must confirm that the dividend proposal of the Board of Directors conforms with statutory law and the articles of association. Prior to the distribution of dividends, five percent of the annual profits must be allocated to the general reserve until the amount of general reserves has reached twenty percent of the paid-in nominal share capital. Chubb’s Articles of Association can provide for a higher general reserve or for the creation of further reserves setting forth their purpose and use. Once this level has been reached and maintained, the shareholders meeting may approve a distribution of each year’s profit within the framework of applicable legal requirements. Unless otherwise resolved, dividends are usually due and payable immediately after the shareholders’ resolution relating to the allocation of profits has been passed. Under Swiss law, the statute of limitations in respect of claims for dividend payments is five years. Distributions in the form of a par value reduction must also be approved by shareholders, require confirmation by an audit expert that the creditors’ claims are fully covered and are subject to a special procedure in which creditors may ask to be satisfied or secured before payment of the distribution. To the extent Chubb pays distributions in the form of par value reductions or dividends from its qualifying capital contribution reserves, they will not be subject to Swiss withholding tax under current law.

Dividends are generally subject to a Swiss withholding tax at a rate of 35 percent; however, payment of a dividend in the form of a par value reduction or qualifying capital contribution reserve reduction is not subject to Swiss withholding tax. The United States and Switzerland concluded a double taxation agreement that should entitle United States security holders who are tax residents in the United States to claim a refund of Swiss withholding tax levied on dividends. For any dividends that are subject to Swiss withholding tax, the double taxation treaty provides for a refund of 20 percent of total 35 percent (non-refundable withholding tax:15 percent) if the shareholder has less than 10 percent of the nominal share capital. If the shareholder is a United States tax resident corporation owning at least 10 percent of the share capital, the non-refundable portion is 5 percent.

Duration, Liquidation and Merger

Chubb’s Articles of Association do not limit its duration as a legal entity.

Chubb may be dissolved by way of liquidation at any time by a shareholders’ resolution passed by at least two-thirds of the votes represented at a shareholders meeting. By a shareholders’ resolution passed by the same majority, Chubb may also be dissolved without liquidation in certain cases (for example in a merger where Chubb is not the surviving entity). Dissolution by court order is possible if Chubb becomes bankrupt, or for cause if shareholders holding at least 10 percent of the share capital so request.

Under Swiss law, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up nominal value of shares held. The amount of this surplus, to the extent it is not a repayment of the nominal value of the shares, is subject to Swiss Federal Withholding Tax. According to an applicable double tax treaty between Switzerland and the tax resident country of the shareholder or if the shareholder is domiciled in Switzerland, a partial or full refund of the Swiss withholding tax may be possible under certain conditions.

Preemptive Rights

Under Swiss law, any increase of Chubb’s share capital, whether for cash or non-cash consideration, requires prior shareholder approval. Shareholders of a Swiss corporation have preemptive rights to subscribe for new issues of shares, warrants, convertible bonds, or similar debt instruments with option rights in proportion to the nominal amount of shares held. A resolution adopted at a shareholders’ meeting by a two-thirds majority vote may, however, limit or withdraw such preemptive rights, but only for important and valid reasons (such as a merger, an acquisition, or participation of employees).

Shareholders’ advance subscription rights with regard to the new bonds, notes or similar instruments may be restricted or excluded by decision of the Board of Directors in order to finance or refinance the acquisition of companies, parts of companies or holdings, or new investments planned by Chubb, or in order to issue convertible bonds and warrants on the international capital markets.

If advance subscription rights are excluded, then:

•the instruments are to be placed at market conditions,
•the exercise period is not to exceed ten years from the date of issue for warrants and twenty years for conversion rights, and
•the conversion or exercise price for the new shares is to be set at least in line with the market conditions prevailing at the date on which the instruments are issued.
Where such increase of share capital is used for employee benefit plans, shareholders’ pre-emptive rights shall be excluded with regard to these shares. These new registered shares may be issued at a price below the current market price. The Board of Directors shall specify the precise conditions of issue.

Transfer of Shares

The registered shares are evidenced by way of share certificates or in book-entry form only. Subject to the requirements of any stock exchange on which Chubb’s shares are listed, Chubb may renounce on the printing and delivery of share certificates. However, any shareholder may demand the issuance of a share certificate evidencing ownership of his shares free of charge. Registered shares evidenced in a share certificate are transferred by delivery to the acquirer combined with an endorsement or a written assignment attached to it. Registered shares not represented by a share certificate may only be transferred by way of written assignment. To be valid, Chubb must be notified of the assignment. The right to vote and other rights associated with the common shares (other than financial rights) may only be exercised by a shareholder who is registered in the share register as shareholder with voting rights.

Entry of acquirers of registered shares as shareholders with voting rights in the share register may be refused based on the following grounds:

•No individual or legal entity may, directly or indirectly, formally, constructively or beneficially own (as defined in Article 14 of Chubb’s Articles of Association) or otherwise control voting rights with respect to 10 percent or more of the registered share capital recorded in the commercial register. Those associated through capital, voting power, joint management or in any other way, or joining for the acquisition of shares, shall be regarded as one person. Persons holding registered shares exceeding the limit of 10 percent shall be entered in the share register, with respect to such excess shares only, as shareholders without voting rights;
•The limit of 10 percent of the registered share capital also applies to the subscription for, or acquisition of, registered shares by exercising option or convertible rights arising from registered or bearer securities or any other securities issued by Chubb or third parties, as well as by means of exercising purchased pre-emptive rights arising from either registered or bearer shares. Persons holding registered shares exceeding the limit of 10 percent shall be entered in the share register with respect to such excess shares only as shareholders without voting rights;
•The Board of Directors shall reject entry of holders of registered shares as shareholders with voting rights in the share register or shall decide on their deregistration as shareholders with voting rights when the acquirer or shareholder upon request does not expressly state that she/he has acquired or holds the shares in her/his own name and for her/his own account.

The Board of Directors may record nominees in Chubb’s share register as shareholders with the right to vote without limitation when the nominee undertakes the obligation to disclose at any time to Chubb at its written request the names, addresses and share holdings of each person for whom such nominee is holding shares. Beneficial owners of shares who hold their shares through nominees exercise their rights through the intermediation of such nominees.

Change of Control

Registration and Voting Rights Restrictions. Chubb’s Articles of Association limit the right of an acquirer to be registered as shareholder with voting rights and the right of its shareholders to exercise their voting rights. See “Transfer of Shares” and “Voting Rights.”

Disclosure of Shareholders’ Identity. Swiss company law requires that Chubb disclose the identity of all of its shareholders who hold more than 5 percent of Chubb’s voting rights to the extent that such shareholders are known or should be known to Chubb. Such disclosure must be made once a year in the notes to the financial statements published in Chubb’s annual report.

DESCRIPTION OF CHUBB INA SENIOR NOTES GUARANTEED BY CHUBB

The senior notes described below (the “Notes”) were issued by Chubb INA and are each fully and unconditionally guaranteed by Chubb. The following description is a summary of the material terms of the Notes. Because it is only a summary, it may not contain all of the information that may be important to you, and should be read in conjunction with the indenture dated as of August 1, 1999 among Chubb INA, as issuer, Chubb, as guarantor, and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A., successor to J.P. Morgan Trust Company, National Association and The First National Bank of Chicago), as trustee, as amended by the first supplemental indenture dated as of March 13, 2013 between Chubb, Chubb INA and the trustee and the respective form of global note and form of officer’s certificate for each such series of notes.

Notes Issued

The Notes consist of the following series:

•0.300 percent Senior Notes due 2024 initially issued in the aggregate principal amount of
€700,000,000 (the “2024 Notes”),
• 0.875 percent Senior Notes due 2027 initially issued in the aggregate principal amount of
€575,000,000 (the “2027 Notes”),
• 1.550 percent Senior Notes due 2028 initially issued in the aggregate principal amount of
€900,000,000 (the “2028 Notes”),
•0.875 percent Senior Notes due 2029 initially issued in the aggregate principal amount of
€700,000,000 (the “2029 Notes”),
•1.400 percent Senior Notes due 2031 initially issued in the aggregate principal amount of
€575,000,000 (the “2031 Notes”)
•2.500 percent Senior Notes due 2038 initially issued in the aggregate principal amount of
€900,000,000 (the “2038 Notes”)

Maturity

Unless redeemed or purchased and cancelled prior thereto, the 2024 Notes will mature on December 15, 2024, the 2027 Notes will mature on June 15, 2027, the 2028 Notes will mature on March 15, 2028, the 2029 Notes will mature on December 15, 2029, the 2031 Notes will mature on June 15, 2031, and the 2038 Notes will mature on March 15, 2038.

Interest and Interest Payment Date

The 2024 Notes and 2029 Notes bear interest at the rate of 0.30 percent and 0.875 percent per year, respectively, payable annually in arrears. Interest payment date is December 15 of each year.

The 2027 Notes and 2031 Notes bear interest at the rate of 0.875 percent and 1.4 percent per year, respectively, payable annually in arrears. Interest payment date is June 15 of each year.

The 2028 Notes and 2038 Notes bear interest at the rate of 1.55 percent and 2.5 percent per year, respectively, payable annually in arrears. Interest payment date is March 15 of each year.

Currency of Payment

All payments of interest, principal, premium, if any, and additional amounts, if any, in respect of the Notes, will be made in euro. If the euro is unavailable to Chubb INA, or in the case of the guarantee, Chubb, due to the imposition of exchange controls or other circumstances beyond Chubb INA’s or, in the case of the guarantee, Chubb’s control or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the Notes will be made in dollars until the euro is again available to Chubb INA or, in the case of the guarantee, Chubb, or so used.

Guarantee

All payments of interest, principal, premium, if any, and additional amounts, if any, in respect of the Notes are fully and unconditionally guaranteed by Chubb.

Ranking

The Notes of each series are:
•Chubb INA’s senior unsecured obligations;
•Equal in right of payment with all of Chubb INA’s other unsecured and unsubordinated indebtedness from time to time outstanding; and
•Structurally subordinated to all obligations of Chubb INA’s subsidiaries, including claims with respect to trade payables.

The guarantee is:
•Chubb’s senior unsecured obligation;
•Equal in right of payment with all of Chubb’s other unsecured and unsubordinated indebtedness from time to time outstanding; and
•Structurally subordinated to all obligations of Chubb’s subsidiaries, including claims with respect to trade payables.

Additional Amounts

Chubb INA or Chubb, as applicable, will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by Chubb INA or Chubb, as applicable, of the principal of, and premium, if any, and interest on the Notes, after withholding or deduction for any future tax, assessment or other governmental charge imposed by the applicable Taxing Jurisdiction will not be less than the amount provided in the Notes to be then due and payable.

Optional Redemption

Chubb INA may redeem at the following Par Call Dates:

(1) the 2024 Notes in whole at any time or in part from time to time prior to November 15, 2024 (one month prior to the maturity date of the 2024 Notes);

(2) the 2027 Notes in whole at any time or in part from time to time prior to March 15, 2027 (three months prior to the maturity date of the 2027 Notes);

(3) the 2028 Notes in whole at any time or in part from time to time prior to December 15, 2027 (three months prior to the maturity date of the 2028 Notes);

(4) the 2029 Notes in whole at any time or in part from time to time prior to September 15, 2029 (three months prior to the maturity date of the 2029 Notes);

(5) the 2031 Notes in whole at any time or in part from time to time prior to March 15, 2031 (three months prior to the maturity date of the 2031 Notes); and

(6) the 2038 Notes in whole at any time or in part from time to time prior to September 15, 2037 (six months prior to the maturity date of the 2038 Notes).

In each case at its option, at a redemption price equal to the greater of:

•100 percent of the principal amount of the Notes being redeemed; and
•The sum of the present value of the remaining scheduled payments of principal and interest on the Notes being redeemed that would be due if the Notes to be redeemed matured on the applicable Par Call Date (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate, plus
o    15 basis points, in the case of the 2024 Notes and 2028 Notes
o    20 basis points, in the case of the 2027 Notes and 2029 Notes
o    25 basis points, in the case of the 2031 Notes and 2038 Notes
o    Plus, in each case, accrued and unpaid interest on the Notes to be redeemed to, but excluding, the redemption date.

In addition, at any time on and after the applicable Par Call Date, Chubb INA may redeem some or all of the Notes of the applicable series, at its option, at a redemption price equal to 100 percent of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the Notes being redeemed to, but excluding, the redemption date.

Redemption for Tax Reasons

Chubb INA may redeem the Notes of any or all series at its option in whole but not in part if the tax laws of the applicable Taxing Jurisdiction change and Chubb INA or Chubb becomes obligated to pay additional amounts on the Notes of the series to be redeemed. This redemption would be at 100 percent of the principal amount, together with accrued and unpaid interest on the Notes to, but excluding, the redemption date.

Sinking Fund

None

Covenants

The indenture under which Chubb INA issued the Notes contains covenants that, among other things, limit the ability of Chubb and Chubb INA to (1) dispose of, or incur indebtedness secured by, the capital stock of designated subsidiaries and (2) engage in mergers, consolidations, amalgamations and sales of all or substantially all of their assets.

Additional Issuances

Chubb INA may from time to time, without giving notice to or seeking the consent of the holders of the Notes of either series, issue debt securities having the same terms (except for the issue date and, in some cases, the public offering price and the amount and date of the first interest payment) as, and ranking equally and ratably with, the Notes. Any additional debt securities having such similar terms, together with Notes of the applicable series, will constitute a single series of securities under the indenture governing the Notes; provided that such additional debt securities are fungible with Notes of the applicable series for U.S. federal income tax purposes.

Original Interest Discount

Certain Notes are treated as having been issued with original issue discount ("OID"):

(1) The 2024 Notes, the 2028 Notes, the 2029 Notes and the 2038 Notes (the “OID Notes”) are treated as having been issued with OID. Because the first payment of interest on each series of OID Notes was or will be greater than one year after the issue date of the OID Notes, none of the stated interest payable on the OID Notes will be treated as qualified stated interest. Rather, all stated interest on the OID Notes will be treated as part of the OID Notes’ “stated redemption price at maturity” for calculating the amount of OID on such OID Notes.

(2) The 2027 Notes and the 2031 Notes were not issued with OID.

Each “United States person” (within the meaning of Section 7701(a)(30) of the Internal Revenue Code) that holds a Note (a “U.S. Holder”), whether such U.S. Holder uses the cash or the accrual method of accounting for tax purposes, will be required to include in ordinary gross income the sum of the “daily portions” of OID on that Note for all days during the taxable year that the U.S. Holder owns the Note.

A U.S. Holder may also elect to include in gross income all interest that accrues on a debt instrument (including qualified stated interest, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) under a constant yield method.

Listings

We registered the Notes of each series on the New York Stock Exchange. We have no obligation to maintain such listing, and we may delist the Notes of any series at any time.

Limitation on Liens on Stock of Designated Subsidiaries

Under the Chubb INA senior indenture, each of Chubb INA and Chubb have covenanted that, so long as any Chubb INA senior debt securities are outstanding, it will not, nor will it permit any subsidiary to create, incur, assume, guarantee or otherwise permit to exist any indebtedness secured by any security interest on any shares of capital stock of any designated subsidiary, unless Chubb INA and Chubb concurrently provide that the Chubb INA senior debt securities and, if Chubb INA and Chubb elect, any other indebtedness of Chubb INA that is not subordinate to the Chubb INA senior debt securities and with respect to which the governing instruments require, or pursuant to which the Chubb INA is otherwise obligated, to provide such security, will be secured equally with the indebtedness for at least the time period the other indebtedness is so secured.
The term “designated subsidiary” means any present or future consolidated subsidiary of Chubb, the consolidated net worth of which constitutes at least 5 percent of Chubb’s consolidated net worth.

Events of Default

Each of the following events will constitute an event of default under each Chubb INA indenture, whether it be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body:

•default in the payment of any interest on, or any additional amounts payable with respect to, any Chubb INA debt security when the interest or additional amounts become due and payable, and continuance of this default for a period of 30 days;

•default in the payment of the principal of or any premium on, or any additional amounts payable with respect to, any Chubb INA debt security when the principal, premium or additional amounts become due and payable either at maturity, upon any redemption, by declaration of acceleration or otherwise;
•default in the deposit of any sinking fund payment, when due;
•default in the performance, or breach, of any covenant or warranty of Chubb INA or Chubb for the benefit of the holders of the Chubb INA debt securities, and the continuance of this default or breach for a period of 60 days after Chubb INA has received written notice from the holders;
•if any event of default under a mortgage, indenture or instrument under which Chubb or Chubb INA may issue, or by which Chubb or Chubb INA may secure or evidence, any indebtedness, including an event of default under any other series of Chubb INA debt securities, whether the indebtedness now exists or is later created or incurred, happens and consists of default in the payment of more than $50,000,000 in principal amount of indebtedness at the maturity of the indebtedness, after giving effect to any applicable grace period, or results in the indebtedness in principal amount in excess of $50,000,000 becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and this default is not cured or the acceleration is not rescinded or annulled within a period of 30 days after Chubb INA has received written notice;
•Chubb INA or Chubb shall fail within 60 days to pay, bond or otherwise discharge any uninsured judgment or court order for the payment of money in excess of $50,000,000, which is not stayed on appeal or is not otherwise being appropriately contested in good faith;
•events in bankruptcy, insolvency or reorganization of Chubb INA or Chubb; and
•any other event of default, as described in the applicable prospectus supplement. (Section 5.1)

Modification and Waiver

Chubb INA, Chubb and the trustee may modify or amend either Chubb INA indenture with the consent of the holders of not less than a majority in principal amount of the outstanding Chubb INA debt securities of each series affected by the modification or amendment, so long as the modification or amendment does not, without the consent of each affected holder change or modify certain conditions.

Conversion and Exchange

The Notes are not convertible into or exchangeable for, common shares of Chubb or other securities.

Payments of Additional Amounts

Chubb will make all payments on Chubb INA debt securities without withholding of any present or future taxes or governmental charges of Switzerland, the Cayman Islands or Bermuda, each referred to as a taxing jurisdiction, unless Chubb is required to do so by applicable law or regulation.